

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02003783

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

3/6/02

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RICHARD A. ROSENBLATT & CO., INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 BROAD STREET
(No. and Street)

NEW YORK , NEW YORK 10005
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD A. ROSENBLATT (212) 943-5225
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROY A. ABRAMOWITZ, CPA
(Name — if individual, state last, first, middle name)

21 EAST 40th STREET, 7th FLOOR, NEW YORK, NEW YORK 10016
(Address) (City) (State) Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/21

OATH OR AFFIRMATION

I, Richard A. Rosenblatt swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Richard A. Rosenblatt & Co., Inc. as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title

ROBIN RICHEL
Notary Public, State of New York
No. 01RI4925997
Qualified in Kings County
Commission Expires April 4, 2002



Notary Public

This report** contains (check all applicable boxes):

- [ ] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROY A. ABRAMOWITZ, C.P.A.
CERTIFIED PUBLIC ACCOUNTANT
TAX AND INVESTMENT CONSULTANT

TEL: 212-683-9040
FAX: 212-696-2611
CT. OFFICE: 203-972-7769
E-MAIL: RAbramo875@aol.com

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Richard A. Rosenblatt & Co., Inc

I have audited the accompanying statement of financial condition of Richard A. Rosenblatt & Co. (the Company) (an S Corporation) as of December 31, 2001. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on the financial statement based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Richard A. Rosenblatt & Co., Inc. as of December 31, 2001, in conformity with generally accepted accounting principles.



Roy A. Abramowitz & Co.
New York, New York
February 26, 2002

21 EAST 40TH STREET, 7TH FLOOR, NEW YORK, NEW YORK 10016-0501

RICHARD A. ROSENBLATT & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash & cash equivalents	$ 434,999
Receivable from broker-dealers and clearing organization	646,257
Receivable from employees	23,000
Furniture and equipment, net of accumulated depreciation of $ 569,231	160,773
Prepaid expenses and other assets	40,297
TOTAL ASSETS	$ 1,305,326

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:	
Accrued expenses	$ 137,590
Payable to clients	175,249
TOTAL LIABILITIES	$ 312,839
Stockholders' equity:	
Common stock, $1.00 par value, 20,000 shares authorized, 2,500 shares issued and outstanding	2,500
Undistributed profits	989,987
TOTAL SHAREHOLDERS' EQUITY	$ 992,487
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,305,326

The accompanying notes are an integral part of the financial statements.

RICHARD A. ROSENBLATT & CO., INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Richard A. Rosenblatt & Co., Inc. (the "Company"), was established in 1979, is a registered broker-dealer with the Securities and Exchange Commission and a member of the New York Stock Exchange. Its primary business is to execute orders on the floor of the New York Stock Exchange primarily for other broker-dealers and institutional investors. The company is one of the leading "execution only" institutional brokers in the country, and is an industry leader in automated and manual execution techniques. With five seats on the New York Stock Exchange the Company has complete floor coverage to complement its state of the art upstairs trading facility.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(A) Commission revenue and related expenses are recorded on a settlement-date basis. Revenues and expenses would not be materially different if reported on a trade basis.

(B) Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed on an accelerated basis over the estimated useful lives of the assets. Depreciation expense would not be materially different if calculated using the straight-line basis. For the year 2001 $ 96,331 of acquisitions were made to re-furbish the upstairs trading facility and administrative offices.

(C) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(D) For purposes of the Statement of Financial Condition, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

RICHARD A. ROSENBLATT & CO., INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2001

(E) Pursuant to SFAS 115, par.13 as amended by SFAS 130, par. 33 unrealized gains and losses on trading securities have been included in earnings. The Company had no unrealized gain or loss on "available for sale securities".

NOTE 3: RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATION

The receivable from other brokers represents commissions receivable from broker\dealers for whom the Company has executed trades primarily on the floor of the New York Stock Exchange during December 2001 and received in January 2002.

The receivable from clearing broker includes cash held by the clearing broker for the Company and commissions receivable from the clearing broker for trades executed by the Company through the clearing broker during December 2001 and received in January 2002.

In the normal course of business the Company executes, as agent, transactions on behalf of customers through a clearing broker. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers in the above situation. The Company's policy is to monitor its market exposure and customer risk. In addition, the Company has a policy of reviewing as considered necessary, the credit standing of each customer with which it conducts business.

NOTE 4: RECEIVABLE FROM EMPLOYEES

Receivable from employees represent amounts due from current employees. At December 31, 2001, these receivables totaled $ 23,000 which will be applied against future commissions earned by these employees.

NOTE 5: INCOME TAXES

For income tax purposes, the shareholders have elected that the Company be treated as an "S" Corporation pursuant to Subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Law (Article 22

§660 (A)). Accordingly, no provision has been made for Federal and state income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholders. However, New York State imposes a franchise tax based upon the difference between the maximum rate of personal income tax and the article 9A corporate rate. The tax provision for 2001 is $ 325. Estimated tax payments in the amount of $ 325 were made during the year 2001.

The New York City Administrative Code does not recognize S Corporation status. The provision for New York City income tax was $ 10,403 for 2001.

NOTE 6: COMMITMENTS

The Company entered into a new lease on April 1, 1997 pertaining to its office space at 20 Broad Street, 26th Floor, New York, New York 10005.

The Company has an option to extend the term of the lease for an additional period of seven years at the annual fair market rental value of the premises.

The fixed annual rent is $ 69,337.50 per annum payable in advance in equal monthly installments of $ 5,778.13. In addition to the fixed annual rent for each lease year the Company is obligated to pay as additional rent an amount equal to the operating expense payment. The operating expense payment is defined as the tenant's percentage of the amount by which the operating expenses of the landlord for a lease year exceed the operating expenses of the landlord for the base year 1997.

Future minimum annual payments required as of December 31, 2001 over the term of the current lease are as follows:

Year	Rental Amount
2002	$ 69,338
2003	17,334
Total	$ 86,672

In addition, the Company leases four New York Stock Exchange memberships which expire at varying periods during 2002. The approximate payments required as of December 31, 2001 over the remaining terms of the current leases amount to $1,105,700.

NOTE 7: REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c-1 of the Securities and Exchange Commission which requires that net capital, as defined, shall be at least the greater of $ 100,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day-to-day, but as of December 31, 2001, the Company had net capital of $ 719,888 which exceeded requirements of $ 100,000 by $ 619,888.

All customer transactions are cleared through another broker-dealer on a fully disclosed basis therefore the Company is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 8: RECENT ACCOUNTING REQUIREMENTS

The Company has not completed its evaluation of the adoption of SFAS 121 "Accounting for the Impairment of Long-Lived assets and for Long-Lived Assets to be Disposed Of". However management believes any such effect will not be material. Adoption of this pronouncement is effective for fiscal years beginning after December 15, 1995.

NOTE 9: CONTINGENCIES:

There is an action pending in the Supreme Court of the State of New York entitled Richard A. Rosenblatt & Co., Inc. v. The Davidge Division of S1 Corporation as successor in interest to Davidge Data Systems Corporation, in which the Company commenced an action against Davidge Data Systems Corp. (and its successor) for an estimated $3,000,000 in damages for the failure to deliver, install and maintain a back-up to a computer system required by the Company for the operation of its business. The Supreme Court dismissed the complaint as time barred. The Company has appealed that dismissal to the Appellate Division, First Department. The agreement between the Company and Davidge requires the loser to pay the winner's legal fees in any lawsuit between them. If the dismissal is affirmed, the Company will

be obligated to reimburse Davidge's reasonable legal fees. Davidge's counsel has estimated that Davidge has incurred approximately $75,000 of legal fees to date. The Company intends to prosecute the appeal, and, even if unsuccesful in that effort, to challenge Davidge's legal fee claims as unreasonable.